Will H. Cai

+852 3758 1210

wcai@cooley.com

November 24, 2020

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Franklin Wyman

Ms. Sasha Parikh

Ms. Abby Adams

Ms. Christine Westbrook

Re:	Gracell Biotechnologies Inc.

Draft Registration Statement on Form F-1

Submitted October 19, 2020

CIK No. 0001826492

Ladies and Gentlemen:

On behalf of our client, Gracell Biotechnologies Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 15, 2020 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form F-1 (the “DRS”). In response to the Comments set forth in the Comment Letter, the Company has revised the DRS and is filing via EDGAR a revised version of the DRS (the “Revised DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Revised DRS and a copy marked to show all changes from the DRS filed on October 19, 2020.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Revised DRS. Capitalized terms used but not defined herein are used herein as defined in the Revised DRS.

In addition to revising the disclosure in response to the Comments, the Company has also (i) included its unaudited consolidated financial statements as of and for the nine months ended September 30, 2020 and comparable financial information for the same period in 2019, and (ii) included other information and data to reflect recent developments.

Prospectus Summary, page 1

1.

We note several references here and throughout the prospectus to Gracell Biotechnology being a “leading cell and gene therapy company” and entering into partnerships with “leading biopharmaceutical companies.” You also state on page 141 that you plan to continue your “leadership position” in cell therapy. Please substantiate your claims or revise them to state that these are your beliefs. Refer to Item 4.B.7. of Form 20-F.

November 24, 2020

Response to Comment 1:

In response to the Staff’s comment, the Company has revised pages 1, 126 and 145 of the Revised DRS to remove “leading cell and gene therapy company” and revised page 150 of the Revised DRS to remove “leading” before “biopharmaceutical companies.”

2.

We note several references here to your product candidates having “achieved a complete response” in clinical trials, as well as “promising” preclinical data, “show[ing] proliferation potency, tissue migration and tumor clearance effect,” having “superior efficacy,” and “enhanc[ing] the efficacy of [y]our CART-T cell therapies” in addition to later disclosure, including on pages 121 and 137, claiming “potency,” “fast, deep and durable responses, including multiple stringent complete responses,” and “enhanced efficacy and safety.” Further, you reference “demonstrated superior engraftment and anti-leukemia efficacy,” “demonstrated superior in vivo proliferation as well as duration of expansion in the peripheral blood of treated animals, which was correlated with its robust anti-leukemia efficacy,” “GC007 has shown favorable safety and efficacy results,” “manageable safety profile” and “compelling” data. You also state on page 162 that “data indicate GC007 is a safe and effective CAR-T therapy against CD19+ B cell malignancy.” As safety and efficacy determinations are solely within the authority of the U.S. Food and Drug Administration (FDA) and comparable foreign regulators, and are evaluated throughout all phases of clinical trials, please remove these and similar references throughout your prospectus. In the Business section, you may present objective data resulting from your trials without including conclusions related to efficacy.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised DRS as requested.

In addition, the Company respectfully submits to the Staff that “stringent complete response”, “complete response”, “very good partial response”, “partial response” are technical terms to measure patients’ response to therapies. For example, for GC012F, the Company utilizes the International Myeloma Working Group (IMWG) uniform response criteria for multiple myeloma as set forth in Schedule 1 to this response letter.

In response to this comment and the Staff’s comment under paragraph 20 below, the Company has included a section titled “Technical Terms that Apply to this Prospectus” on page 11 of the Revised DRS to define the key technical terms.

3.

Your summary should provide a balanced and factual presentation of your business. Please place your selected disclosure under the headings “Overview” and “Our Proprietary Technology Platforms” in appropriate context with an equally prominent discussion of the early-stage nature of your development programs, the challenges you face in developing novel therapeutics, your limited trial data to date and that all of your clinical development has been conducted outside the U.S. In your revised disclosure, discuss that regulators may not accept data from investigator-initiated trials, as referenced on page 26.

November 24, 2020

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 4 under the headings “Overview” and “Our Proprietary Technology Platforms” as requested.

4.

We note references throughout your prospectus to your product pipeline or various product candidates as being “first-in-class” and “revolutionary.” These terms suggest that the product candidates are effective and likely to be approved. Please delete these references throughout your registration statement. If your use of these terms was intended to convey your belief that the products are based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidates have been proven effective or that they will receive regulatory approval.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 6, 146, 149 and 153 to remove reference to “revolutionary” as requested. In addition, the Company has revised the disclosure on pages 5, 148 and 161 to address the Staff’s comment regarding “first-in-class.”

5.	Please revise to briefly discuss the nature of the “investigator-initiated” studies you reference, your role/responsibility, if any, in these studies, and identify the investigator(s) and sponsor(s).

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 147, 161, 163 and 165 through 169 of the Revised DRS as requested. With respect to identifying the investigator(s) and the sponsor(s), the Company respectfully submits to the Staff that it has disclosed geographic information of the hospitals associated with the investigators who conduct and sponsor the investigator-initiated trials (IITs) for the Company’s lead product candidates. The Company did not have consent from the IIT investigators or the hospitals to disclose their names. The Company believes that such information is immaterial and disclosing such information would not enable investors to form a more informed view of the Company’s business as a whole.

November 24, 2020

6.

Please revise your pipeline table to accurately reflect the development status of each product candidate in each jurisdiction. Your disclosure on page 157 indicates that GC007F is being studied in an ongoing Phase 1 trial. Accordingly, the arrow corresponding to GC007 should not indicate that you have completed Phase 1 development.

Response to Comment 6:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that GC007F and GC007g are different product candidates. GC007F is a FasTCAR-derived autologous product candidate for B cell Non-Hodgkin’s lymphoma (B-NHL) that is being studied in an ongoing IIT and GC007g is a donor-derived allogeneic product candidate for B cell acute lymphoblastic leukemia (B-ALL) that has completed IIT studies. As such, the Company notes that the pipeline charts in the DRS accurately reflected the development status of GC007F and GC007g in each jurisdiction as of October 19, 2020.

In addition, the Company has revised the pipeline charts on pages 4, 147 and 161 of the Revised DRS to reflect the recent clinical development of GC019F.

7.

Please revise your disclosure to remove any implication that you will be successful in obtaining regulatory approval for your product candidates in an accelerated manner. We note, for example, your statement of strategy on page 5 and later on page 141 to “[r]apidly advance [y]our lead product candidates through clinical development and regulatory approval by leveraging [y]our global clinical development capabilities.” We note also your claims on page 4 that your strategy “expedites the initial demonstration of safety and efficacy” for your product candidates, and on page 154 that regulatory pathways for this subgroup of patients may enable you to adopt a “fast-to-market” strategy.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 6, 147, 149 and 161 and throughout the Revised DRS as requested.

8.	Revise your summary risk factors to highlight the following risks:

•

From pages 73 and 90, the risks that your operations may be subject to the “negative list,” as “[t]he 2020 Negative List provides that foreign investment is prohibited in the development and application of human stem cell or gene diagnostic and therapeutic technologies,” as you disclose on page 90. Explain that, if this category applies, “Gracell Bioscience would be prohibited from engaging in the research or development of such technologies.”

November 24, 2020

•

The risks related to your intellectual property portfolio, including that you do not own or license any issued patents that cover any of your platforms or product candidates, as referenced on page 57, and that you are aware of third-party patents and patent applications that may be construed to cover your technology and product candidates, including GC012F and GC027, as referenced on page 60.

•	The risks related to concentration of share ownership by Dr. William Wei Cao, as referenced on page 198.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 102 of the Revised DRS as requested.

9.

We note from page 10 that your reporting currency is Renminbi (RMB). We note numerous amounts throughout the document that are included in currencies other than dollars. Please reflect such amounts in U.S. dollars in addition to the foreign currency.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on pages 132 through 135 of the Draft DRS as requested.

Risk Factors

Risks Related to Our Corporate Structure

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement…., page 96

10.

We note your disclosure on page 96 that indicates that the deposit agreement provides that ADS holders waive the right to a jury trial, “including claims under federal securities laws.” Please amend your risk factor to disclose other risks, which may include increased costs to bring a claim. Please also clarify whether purchasers of your ADSs in a secondary transaction would be subject to the jury trial waiver provision.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Revised DRS as requested.

Use of Proceeds, page 107

11.

To the extent you do not expect the proceeds, together with existing cash, will be sufficient to fund each of the referenced trials through regulatory approval, please indicate how far in research and development the proceeds of the offering, together with your existing cash, will allow you to proceed. Refer to Item 3.C.1 of Form 20-F.

November 24, 2020

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Revised DRS as requested.

Capitalization, page 110

12.

In footnote (1) to the capitalization table, you noted that you did not include the impact of share-based compensation expense for share options which you expect to record upon the completion of this offering in your unaudited pro forma and pro forma as adjusted information. Please tell us why this compensation is not reflected as a pro-forma adjustment to your accumulated deficit in the capitalization table.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on pages 113 and 114 of the Revised DRS to include the impact of share-based compensation expense for share options to be recorded upon the completion of this offering in the pro forma as adjusted information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Loan Agreements, page 127

13.

Please file the loan agreements with the Bank of China, the three loan agreements with China Construction Bank, and the loan agreement with China Merchants Bank as exhibits to your registration statement or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.

Response to Comment 13:

The Company acknowledges the Staff’s comment and respectfully submits that the loan agreement with Bank of China (“BOC Loan Agreement”), the three loan agreements with China Construction Bank (“CCB Loan Agreements”), and the loan agreement with China Merchants Bank (“CMB Loan Agreement”, together with BOC Loan Agreement and CCB Loan Agreements, the “Loan Agreements”) do not fit within the definition of material contract under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) provides that material contract is “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.” Albeit the Loan Agreements are not made in the ordinary course of business, they are immaterial in amount and significance to the Company as compared to the Company’s other financing activities, for the following reasons.

November 24, 2020

•

BOC Loan Agreement. As disclosed on page 134 of the Amended DRS. the Company may borrow an aggregate principal amount of RMB69.0 million (US$10.2 million) under this agreement. RMB40.0 million (US$5.9 million) was outstanding as of September 30, 2020, which equals to approximately 11.7% of the Company’s total assets as of September 30, 2020 and approximately 5.9% of the total proceeds the Company received from its latest financing activity through the issuance of series C preferred shares (“Series C Proceeds”).

•

CCB Loan Agreements. As disclosed on pages 134 and 135 of the Amended DRS, the Company had borrowed an aggregate principal amount of RMB20.0 million (US$2.9 million) under these agreements, of which RMB20.0 (US$2.9 million) was outstanding as of September 30, 2020, which equals to approximately 5.9% of the Company’s total assets as of September 30, 2020 and approximately 2.9% of the Series C Proceeds.

•

CMB Loan Agreement. As disclosed on page 135 of the Amended DRS, the Company obtained a term loan facility of RMB29.0 million (US$4.3 million) under this agreement. RMB4.9 million (US$0.7 million) was outstanding as of September 30, 2020, which equals to approximately 1.4% of the Company’s total assets as of September 30, 2020 and approximately 0.7% of the Series C Proceeds.

•	In addition, as disclosed on pages 134 and 135, covenants and events of default in each of the Loan Agreements are customary.

Based on the reasons above, the Company respectfully submits that the Loan Agreements are immaterial in amount and significance to the Company and the Company does not substantially dependent on them. As such, the Loan Agreements are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K and that filing the Loan Agreements as material contracts would not enable investors to form a more informed view of the Company’s business as a whole.

Capital Expenditure, page 130

14.	Revise to provide additional information regarding the property and equipment purchased. Refer to Items 4.D. and 5.B.3. of Form 20-F.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised page 137 of the Revised DRS as requested.

November 24, 2020

Holding Company Structure, page 131

15.

Please add a risk factor discussing the regulations that require an enterprise in China to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital, and state the current percentage you have achieved.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised page 82 of the Revised DRS as requested.

Critical Accounting Policies, Judgments and Estimates

Research and Development Expenses, page 134

16.

Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Comprehensive Loss.

Response to Comment 16:

The Company acknowledges the Staff’s comment and has revised page 141 of the Revised DRS to disclose the research and development (R&D) expenses incurred during each of the years ended December 31, 2018 and 2019 and the nine months ended September 30, 2020, for the Company’s lead product candidates, GC007F and GC007g.

With respect to other lead product candidates, the Company advises the Staff that the R&D expenses are only available on an aggregate basis but not on an individual basis due to the early-stage nature of these lead product candidates in the relevant periods. As a result of such early-stage nature:

•	the R&D expenses incurred for each such product candidate were less significant as compared to the R&D expenses of GC007F and GC007g; and

•	the common expenses incurred in connection with the underlying R&D for these product candidates were not allocated to these product candidates on an individual basis.

November 24, 2020

For the reasons above, the Company respectfully advises the Staff that R&D expenses for its lead product candidates other than GC007F and GC007g are not available for the relevant periods on an individual basis and that disclosing such information would not enable investors to form a more informed view of the Company’s business as a whole.

The Company also notes that in response to the Staff’s comment, it has included on page 142 of the Revised DRS the breakdown of major components of its R&D expenses in absolute amounts and as a percentage of its total R&D expenses for each period indicated above.

Emerging Growth Company Status, page 136

17.	In this discussion of your Emerging Growth Company status, please clarify that you have elected to take advantage of such exemptions as noted on page 7.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised page 144 of the Revised DRS as requested.

18.

In addition, please provide a risk factor explaining that this election allows you to delay adopting new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response to Comment 18:

In response to the Staff’s comment, the Company has revised page 103 of the Revised DRS as requested.

Business, page 137

19.

Please revise the description of your programs to eliminate the reliance on overly technical language so investors can understand the nature of your product candidates. For example, on page 137, you state with respect to GC012F, “As of the July 2020 data cutoff date, 15 of 16 evaluable r/r MM patients achieved a response, resulting in an overall response rate, or ORR, of 93.8%, with all six patients, or 100%, from the highest dose cohort achieving a sCR, which was maintained through the landmark analysis at six months after CAR-T infusion.” In addition, briefly describe cytokine release syndrome and the standard of care treatment, graft versus host disease, allogeneic therapies, evaluable patients and similar technical terms. In the first graph on page 147, explain “PD-1+Lag3+Tim3+” and its significance in measuring exhaustion of FasTCAR T cells, and what you mean by exhaustion.

November 24, 2020

Response to Comment 19:

In response to the Staff’s comment, the Company has revised pages 145 and 154 and throughout the Revised DRS as requested.

20.

In several places you address “deep and durable responses,” “stringent complete responses,” and “complete responses.” Please revise your document to define these terms and disclose how these responses were measured. Also revise to define Grade 1, Grade 2 and Grade 3 or higher adverse events.

Response to Comment 20:

In response to the Staff’s comment, the Company has revised page 145 of the Revised DRS as requested and included a section titled “Technical Terms that Apply to this Prospectus” on page 11 of the Revised DRS to define the key technical terms. In addition, the Company respectfully submits to the Staff the following:

•	The severity of cytokine release syndrome (CRS) is measured by Lee grading system or ASBMT grading system as set forth in Schedule 2 to this response letter.

•	The severity of immune effector cell-associated neurotoxicity syndrome (ICANS) is measured by ASBMT grading system as set forth in Schedule 2 to this response letter.

21.	Revise the graphic at the bottom of page 147 to increase the font and resolution so the graphics are readable.

Response to Comment 21:

In response to the Staff’s comment, the Company has updated the graphic at the bottom of page 155 of the Revised DRS as requested.

22.

Expand your disclosure of the phase 1 trials in China to indicate when each trial was conducted. Also, expand to discuss the duration of the trial, how the drug candidate was administered, who conducted and/or sponsored the trial, and all serious adverse events that were experienced, including the number of patients experiencing serious adverse events. To the extent you have not done so, disclose the number of patients enrolled and state the primary and secondary endpoints related to safety, tolerability, pharmacokinetics and dosage.

Response to Comment 22:

In response to the Staff’s comment, the Company respectfully submits the following:

•

GC012F for Multiple Myeloma. The Company has expanded the disclosure on pages 161 and 163 of the Revised DRS to include when the IIT for GC012F was conducted, how GC012F was administered (single infusion) and who has been conducting and sponsoring such IIT. With respect to serious adverse events that were experienced, the Company respectfully advises the Staff that it will include additional information in a subsequent amendment to the Revised DRS, after such information is presented at the ASH Annual Meeting and Exposition 2020 (ASH Conference) and becomes publicly available in December 2020. In addition, the Company notes that the collection of all adverse events is still ongoing and will not be available until the IIT has concluded.

November 24, 2020

•

GC019F for Adult B Cell Acute Lymphoblastic Leukemia. The Company has expanded the disclosure on page 165 of the Revised DRS to include who conducted and sponsored such IIT. With respect to the number of patients enrolled, duration of the trial, serious adverse events experienced and other IIT data, the Company respectfully submits to the Staff that the IIT data remains unpublished and in possession of the hospitals where such IIT was conducted. In addition, the Company respectfully submits to the Staff that it would be immaterial to disclose the endpoints without the IIT clinical data given endpoints for Phase 1 clinical trials are generally to determine initial tolerance, safety or pharmacokinetic information.

•

GC007F for B Cell Non-Hodgkin’s Lymphoma. The Company has expanded the disclosure on page 166 of the Revised DRS to include who has been conducting and sponsoring such IIT. With respect to the number of patients enrolled, duration of trial, serious adverse events experienced and other IIT data, the Company respectfully submits to the Staff that the IIT data remains unpublished and in possession of the hospitals where such IIT has been conducted.

•

GC027 for Adult T Cell Acute Lymphoblastic Leukemia. The Company has expanded the disclosure on pages 166 and 167 of the Revised DRS to include how GC027 was administered (single infusion) and who has been conducting and sponsoring such IIT. With respect to the duration of the trial and other information, the Company respectfully submits that it has disclosed on page 168 of the Revised DRS a diagram illustrating the response, duration of remission and adverse events for each patient enrolled starting from the GC027 infusion until the February 2020 data cutoff data, which the Company presented at the 25th European Hematology Association Congress. With respect to all serious adverse events that were experienced, the Company respectfully advises the Staff that because this IIT as well as collection of potential adverse events is still ongoing, such information is not available as of the date of this response letter.

•

GC007g for B Cell Acute Lymphoblastic Leukemia. The Company has expanded the disclosure on pages 168 and 169 of the Revised DRS to include how GC007g was administered (single infusion) and who conducted and sponsored such IIT. With respect to adverse events and other information, the Company has disclosed in the Revised DRS the IIT data of GC007g in the treatment of B-ALL as of the June 2019 data cutoff date. Such IIT data was submitted to the NMPA as part of the Company’s IND application for GC007g, which was approved in April 2020 as disclosed on page 161 of the Revised DRS.

November 24, 2020

23.

Under an appropriate heading, please expand your disclosure to provide the material terms of your license agreement with ProMab Biotechnologies, Inc., as referenced on page 66, and file such agreement as an exhibit or tell us why you believe such filing is not required.

Response to Comment 23:

The Company acknowledges the Staff’s comment and respectfully submits that the license agreement the it entered into with ProMab Biotechnologies, Inc. to obtain a license to develop and commercialize certain CAR-T technology related to the Company’s GC007g product candidate in the field of human therapeutics in Greater China (“ProMab Agreement”) does not fit within the definition of material contract under Item 601(b)(10) of Regulation S-K.

Item 601(b)(10)(i) provides that material contract is “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report.”

Item 601(b)(10)(ii) provides that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the … categories [as set forth in Items 601(c)(10)(ii)(A) – (D)], in which case it shall be filed except where immaterial in amount or significance.”

The only relevant category would be Subsection (B) of Item 601(b)(10)(ii) which provides that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

•

ProMab Agreement was not made outside the ordinary course of business. The Company advises the Staff that the ProMab Agreement was not entered into outside the ordinary course of business. As described in the Revised DRS, the Company is a clinical-stage biopharmaceutical company with a pipeline of R&D programs. From time to time, the Company’s R&D of product candidates may involve the in-license of intellectual property rights from third parties. For these reasons, the Company respectfully submits that the ProMab Agreement was not entered into outside the ordinary course of its business.

November 24, 2020

•

The Company’s business is not substantially dependent on the ProMab Agreement. The Company respectfully advises the Staff that the Company’s business is not substantially dependent on the ProMab Agreement, given there are alternative technologies available for the Company to continue its R&D of GC007g and, if approved, future commercialization, even if the ProMab Agreement is terminated.

•

Payment under the ProMab Agreement is immaterial in amount and significance to the Company. The Company advises the Staff that it is obligated to make payments to ProMab, in aggregate, totally up to but not more than US$2.5 million upon the achievement of certain milestones. The Company evaluated the milestone payment amount and determined it to be immaterial in amount and significance to the Company.

Based on the reasons above, the Company respectfully submits that the ProMab Agreement is not a material contract within the meaning of Item 601(b)(1) of Regulation S-K and that filing the ProMab Agreement as a material contract and/or disclosing the material terms of the ProMab Agreement would not enable investors to form a more informed view of the Company’s business as a whole.

Intellectual Property, page 164

24.

With respect to your patent applications, please disclose the specific products, product groups and technologies to which such applications relate, whether the technology is owned or licensed, the type of patent protection you seek, and the applicable jurisdictions.

Response to Comment 24:

The Company acknowledges the Staff’s comment and has revised page 173 of the Revised DRS as requested.

Regulation, page 167

25.

You have provided disclosure with respect to regulations in the United States and China. We note on page 141 you reference leveraging your relationships in Europe as well. To the extent you intend to seek regulatory approval in Europe or other jurisdictions, please expand this section to briefly discuss the regulations and approval processes in those jurisdictions.

Response to Comment 25:

The Company acknowledges the Staff’s comment and has revised pages 199 through 202 of the Revised DRS as requested.

November 24, 2020

Management

Employment Agreements and Indemnification Agreements, page 195

26.

Revise to disclose the material terms of any compensation agreement with any member of management or director that will be in effect at the time of this offering on an individual basis. Refer to Item 6.B. of Form 20-F.

Response to Comment 26:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it relied on Item 6.B.1. of Form 20-F to disclose compensation of its directors and executive officers on an aggregate basis as the Company is not required in its home country, Cayman Islands, to disclose such compensation on an individual basis and it has not otherwise publicly disclosed such compensation on an individual basis.

In addition, the Company respectfully advises the Staff that it will file under Item 601(b)(10)(iii)(A) of Regulation S-K a form employment agreement, a form director agreement and a form indemnification agreement, given that with respect to each category, all agreements entered into by the Company’s directors and executive officers are substantially identical in all material respects except their individual compensation.

Principal Shareholders, page 198

27.

Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by TLS Beta Pte. Ltd. and entities affiliated with Kington. Refer to Item 7.A of Form 20-F.

Response to Comment 27:

The Company acknowledges the Staff’s comment and has revised page 212 of the Revised DRS as requested.

Taxation, page 230

28.

It is not sufficient to provide only a description of the tax law of a particular jurisdiction. Revise the discussions of each jurisdiction to clearly identify each material tax consequence, provide an opinion on each and the basis for that opinion. We note, for example, that the introduction on page 230 states it is a “general summary of certain Cayman Islands, People’s Republic of China and United States federal income tax consequences” and, with respect to U.S. taxation, the “following discussion is a summary of certain material U.S. Federal income tax considerations.” Revise these statements to be clear that you are addressing the material tax consequences. Clarify who is providing the opinion with respect to the U.S. federal tax consequences. With respect to each jurisdiction, to the extent the tax consequences are subject to uncertainty, counsel may describe what the tax consequences “should” or are “more likely than not” to be, but counsel must also describe why it cannot give a “will” opinion, and describe the degree of uncertainty. In addition, revise statements such as “[w]e believe that we should not be considered . . .” to clarify that it is the opinion of counsel, not the company by avoiding “we believe.” Refer to Section III.C. of Staff Legal Bulletin 19.

November 24, 2020

Response to Comment 28:

In response to the Staff’s comment, the Company has revised pages 245 and 246 of the Revised DRS as requested.

With respect to the U.S. federal tax consequences, the Company has referred to Section III.A.2 of Staff Legal Bulletin No. 19. The Company believes that the tax consequences described under the heading “Taxation – U.S. Federal Income Tax Consequences to U.S. Holders” on page 246 of the Revised DRS are not “material” within the meaning of the Staff Legal Bulletin because the tax consequences are not so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision. For this reason, the Company has concluded that it does not need to file a tax opinion with respect to the U.S. federal income tax considerations described under the heading “Taxation – U.S. Federal Income Tax Consequences to U.S. Holders.”

Notes to the Consolidated Financial Statements 9. Share-Based Compensation, page F-29

29.

In your table presenting share option activity, you provide the weighted average exercise price in US$ but present the weighted-average grant date fair value in RMB. For consistency, please revise to also provide the weighted-average grant date fair value in US$.

Response to Comment 29:

In response to the Staff’s comment, the Company has revised the disclosure on page F-30 of the Revised DRS to provide the weighted-average grant date fair value in US$ in addition to RMB.

30.	Also, quantify the total unrecognized compensation cost related to:

•	the vested but not exercisable options that will be recognized upon completion of the listing; and

•	the non-vested options. In addition, disclose the weighted-average period share-based compensation that will be recognized for the non-vested options.

Refer to ASC 718-10-50.

November 24, 2020

Response to Comment 30:

In response to the Staff’s comment, the Company has revised the disclosure on page F-30 of the Revised DRS to quantify the unrecognized compensation cost related to the vested and non-vested options. In addition, the Company also has revised the disclosure on page F-30 of the Revised DRS to show the weighted-average period share-based compensation that will be recognized for the non-vested options.

31.	Please disclose what happens to the options granted if a listing is not achieved.

Response to Comment 31:

In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of the Revised DRS to indicate the options will lapse upon the expiry of the option period if a listing is not achieved.

General

32.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 32:

The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. In addition, to the extent the Company uses any such written communications, the Company advises the Staff that potential investors will not be able to retain such written communications.

*    *    *    *

Please direct any questions or comments concerning the Revised DRS or this response letter to either the undersigned at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	William Wei Cao, Chairman and Chief Executive Officer, Gracell Biotechnologies Inc.

Yili Kevin Xie, Chief Financial Officer, Gracell Biotechnologies Inc.

Alex Zhuang, Partner, PricewaterhouseCoopers Zhong Tian LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Yasin Keshvargar, Esq., Partner, Davis Polk & Wardwell LLP

Schedule 1

Response to Comment 2 – IMWG Uniform Response Criteria

The International Myeloma Working Group established the below criteria in order to:

•	facilitate precise comparisons of efficacy between new treatment strategies in trials

•	incorporate the serum free light chain (FLC) assay to include assessment of patients with oligo-secretory and non-secretory disease

•	provide stricter definitions for CR (complete response)

•	provide classifications that would improve detail and correct inconsistencies in prior response criteria.

The following criteria reconcile various previously used systems for assessing response and have been universally adopted.

Response	IMWG criteria
sCR	CR as defined below plus normal FLC ratio and absence of clonal cells in bone marrow by immunohistochemistry or immunofluorescence

CR	Negative immunofixation on the serum and urine and disappearance of any soft tissue plasmacytomas and < 5% plasma cells in bone marrow

VGPR	Serum and urine M-protein detectable by immunofixation but not on electrophoresis or > 90% reduction in serum M-protein plus urine M-protein level < 100 mg/24 h

PR

> 50% reduction of serum M-protein and reduction in 24 hours urinary M-protein by >90% or to < 200 mg/24 h

If the serum and urine M-protein are unmeasurable,5 a > 50% decrease in the difference between involved and uninvolved FLC levels is required in place of the M-protein criteria

If serum and urine M-protein are not measurable, and serum free light assay is also not measureable, > 50% reduction in plasma cells is required in place of M-protein, provided baseline bone marrow plasma cell percentage was > 30%

In addition to the above listed criteria, if present at baseline, a > 50% reduction in the size of soft tissue plasmacytomas is also required

MR	NA

No change/Stable disease	Not meeting criteria for CR, VGPR, PR, or progressive disease

Plateau	NA

Progressive disease

Increase of > 25% from lowest response value in any one or more of the following:

•   Serum M-component and/or (the absolute increase must be > 0.5 g/dL)

•   Urine M-component and/or (the absolute increase must be > 200 mg/24 h)

•   Only in patients without measurable serum and urine M-protein levels; the difference between involved and uninvolved FLC levels. The absolute increase must be > 10 mg/dL

•   Bone marrow plasma cell percentage; the absolute percentage must be > 10%

•   Definite development of new bone lesions or soft tissue plasmacytomas or definite increase in the size of existing bone lesions or soft tissue plasmacytomas

•   Development of hypercalcaemia (corrected serum calcium > 11.5 mg/dL or 2.65 mmol/L) that can be attributed solely to the plasma cell proliferative disorder

Relapse

Clinical relapse requires one or more of:

•   Direct indicators of increasing disease and/or end organ dysfunction (CRAB features). It is not used in calculation of time to progression or progression-free survival but is listed here as something that can be reported optionally or for use in clinical practice

•   Development of new soft tissue plasmacytomas or bone lesions

•   Definite increase in the size of existing plasmacytomas or bone lesions. A definite increase is defined as a 50% (and at least 1 cm) increase as measured serially by the sum of the products of the cross-diameters of the measurable lesion

•   Hypercalcemia (> 11.5 mg/dL) [2.65 mmol/L]

•   Decrease in haemoglobin of > 2 g/dL [1.25 mmol/L]

•   Rise in serum creatinine by 2 mg/dL or more [177 mmol/L or more]

Relapse from CR (To be used only if the end point studied is DFS)

Any one or more of the following:

•   Reappearance of serum or urine M-protein by immunofixation or electrophoresis

•   Development of > 5% plasma cells in the bone marrow

•   Appearance of any other sign of progression (i.e., new plasmacytoma, lytic bone lesion, or hypercalcaemia)

Source: International Myeloma Working Group (IWMG) Uniform Response Criteria for Multiple Myeloma, available via the following hyperlink:

https://www.myeloma.org/resource-library/international-myeloma-working-group-imwg-uniform-response-criteria-multiple

Schedule 2

Response to Comment 20 – CRS and ICANS Grading System

Cytokine release syndrome (CRS) is a symptom complex and an expected side effect associated with adoptive immunotherapies, ie CAR-T cell therapies. It clinically manifests when a large number of lymphocytes become activated and release cytokines. Symptom onset and CRS severity depends on the inducing agent and the magnitude of immune activation. With the release of cytokines a variety of clinical signs and symptoms associated with CRS including cardiac, gastrointestinal, laboratory (coagulation, renal and hepatic), neurological, respiratory, skin, vascular (hypotension) and constitutional (fever, rigors, headaches malaise, fatigue arthralgia, nausea and vomiting) can be present (Lee et al., 2014)

A revised CRS grading system was created by Lee et al. (Lee et al., 2014) and is highlighted below. It was further adapted after obtaining additional experience with CRS and neurotoxicity associated with adoptive immunotherapies under the ASBMT grading system in 2019 (Neelapu et al., 2019).

Lee Grading Scale for CRS (Lee et al., 2014)

Grade 1	Symptoms are not life threatening and require symptomatic treatment only (e.g. fever, nausea, fatigue, headache, myalgia, malaise)

Grade 2	Symptoms require and respond to moderate intervention Oxygen requirement <40% or hypotension responsive to fluids or low dose of one vasopressor or Grade 2 organ toxicity

Grade 3	Symptoms require and respond to aggressive intervention Oxygen requirement ≥ 40% or hypotension requiring high dose or multiple vasopressors or Grade 3 organ toxicity or Grade 4 transaminitis

Grade 4	Life-threatening symptoms Requirements for ventilator support or Grade 4 organ toxicity (excluding trans-aminitis)

Grade 5	Death

Source: Lee et al., Current concepts in the diagnosis and management of cytokine release syndrome, Blood, Volume 124, Issue 2 (July 10, 2014), available via the following hyperlink:

https://ashpublications.org/blood/article/124/2/188/32896/Current-concepts-in-the-diagnosis-and-management

ASBMT Grading Systems for CRS and ICANS (Neelapu et al., 2019)

ASBMT Grading System for CRS

	Grade 1	Grade 2	Grade 3	Grade 4
Fever	Temperature ≥38[o]C	Temperature ≥38[o]C	Temperature ≥38[o]C	Temperature ≥38[o]C
With either:

Hypotension requiring:	None	No vasopressors required	One vasopressor +/- vasopressin	Multiple vasopressors required (excluding vasopressin)

And/or:

Hypoxia requiring:	None	Low-flow nasal cannula or blow-by	High-flow nasal cannula, facemask, non-rebreather mask, or Venturi mask	Positive pressure e.g. CPAP, BiPAP, intubation and mechanical ventilation

ASBMT ICANS Grading System for NE in Adults

	Grade 1	Grade 2	Grade 3	Grade 4
Immune effector cell-associated encephalopathy (ICE) Score	7–9	3-6	0–2	0

Depressed level of consciousness	Awakens spontaneously	Awakens to voice	Awakens to tactile stimulus	Patient unarousable or requires vigorous/repetitive tactile stimuli. Stupor or coma

Seizure	N/A	N/A	Any clinical seizure that resolves rapidly or non-conclusive seizures on EEG that can be resolved without intervention	Prolonged seizure that is life threatening (>5 minutes)/repetitive clinical or electrical seizures without return to baseline

Motor findings	N/A	N/A	N/A	Deep focal motor weakness e.g. hemiparesis or paraparesis

Raised intracranial pressure (ICP) or cerebral edema	N/A	N/A	Focal or local edema	Diffuse cerebral edema. Decerebrate or decorticate posturing or cranial nerve VI palsy, or papilledema, or Cushing’s triad

Source: Neelapu et al., ASBMT Consensus Grading for Cytokine Release Syndrome and Neurologic Toxicity Associated with Immune Effector Cells, Biology of Blood and Marrow Transplantation, 2019 June (article published in December 2018), available via the following hyperlink:

https://www.researchgate.net/publication/329909562_ASBMT_Consensus_Grading_for_Cytokine_Release_Syndrome_and_Neurologic_Toxicity_

Associated_with_Immune_Effector_Cells (ASBMT CRS Consensus Grading is set forth in Table 2 and ASCMT ICANS Consensus Grading is set forth in Table 6 in this article)